02044823

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2001, or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from ____ to ____.

Commission file number: 333-2242

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Brightpoint, Inc. 401 (k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Brightpoint, Inc.
600 East 96th Street, Suite 575
Indianapolis, Indiana 46240

REQUIRED INFORMATION

Item 4. The Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements are included in this annual report in lieu of the information required by Items 1-3 of Form 11-K.

ERNST & YOUNG

Ernst & Young LLP
Bank One Center Tower
111 Monument Circle
Suite 2600
Indianapolis, Indiana 46204-2094

Phone: (317) 681-7000
Fax: (317) 681-7216
www.ey.com

Report of Independent Auditors

Plan Administrator
Brightpoint, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Brightpoint, Inc. 401(k) Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 22, 2002

Ernst & Young LLP

Brightpoint, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31	
	2001	2000
Investments, at fair value	**$ 3,297,039**	$ 2,817,784
Receivables:		
Employer	**4,334**	–
Employee	**24,450**	–
	28,784	–
Net assets available for benefits	**$ 3,325,823**	$ 2,817,784

See accompanying notes.

Brightpoint, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

	Year ended December 31, 2001
Additions:	
Contributions:	
Employee	$ 1,083,715
Employer	176,539
Total contributions	1,260,254
Investment income	42,820
Total additions	1,303,074
Deductions:	
Benefits paid to participants	446,372
Net realized / unrealized depreciation in fair value of investments	348,663
Total deductions	795,035
Net increase	508,039
Net assets available for benefits at beginning of year	2,817,784
Net assets available for benefits at end of year	$ 3,325,823

See accompanying notes.

1. Description of the Plan

The following description of the Brightpoint, Inc. 401(k) Plan ("Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

Brightpoint, Inc. ("Company") established the Plan for qualifying employees effective January 1, 1996. The Plan is administered by the Company ("Plan Administrator"). The purpose of the Plan is to provide retirement income and other benefits to eligible employees of the Company. An employee must have both reached age 18 and completed at least 120 days of service with the Company to be eligible for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Trustee in Receivership

On April 14, 2000, by order of the Circuit Court of Cook County, Illinois ("Court"), the Illinois Commissioner of Banks and Real Estate ("Commissioner") took possession and control of the Plan's trustee, Independent Trust Corporation ("Intrust"), pursuant to Article VI of the Illinois Corporate Fiduciary Act. An examination by the Commissioner revealed that there was a significant shortage of cash trust funds which Intrust was holding for the benefit of its account holders, and that Intrust was unable to meet all its obligations to such account holders. The Commissioner appointed PricewaterhouseCoopers LLP as Receiver ("Receiver") to liquidate Intrust through receivership in accordance with section 6-9 of the Illinois Corporate Fiduciary Act. With limited exceptions, the Court prohibited withdrawal of assets held by Intrust on April 14, 2000. The Receiver sought to mitigate the shortage through litigation, insurance claims, and the sale of Intrust's business and issued receivership certificates to account holders for the purpose of distributing any recoveries. The Receiver has recommended a method of allocation that, based on the current shortage, would allocate to the Plan a shortage of approximately eight percent of its April 2000 asset value. On December 1, 2000, the assets and accounts of Intrust were acquired by Millennium Trust Co., LLC ("Millennium") which assumed all responsibilities and duties as the successor trustee of the Plan pursuant to the acquisition. On June 5, 2001, the Company paid $108,739 to the successor trustee on behalf of the Plan for the purpose of reimbursing the participants' accounts for the shortfall caused by Intrust, and was issued a receivership certificate. As the shortfall has been collected, the Plan Administrator may transfer all funds from Millennium to a new trustee.

1. Description of the Plan (continued)

Contributions

The Plan is a contributory defined contribution plan. Each year participants may contribute up to 15% of pretax annual compensation, as defined, limited to a maximum as established by the Internal Revenue Service. Participants may also contribute amounts representing qualified rollovers from other qualified plans. Company contributions consist of a matching contribution equal to 25% of the first 6% of eligible employee compensation that is deferred and is contributed to the Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest in the Company's matching contributions and the earnings thereon as follows:

Years of Service	Percent Vested
2	20%
3	40%
4	60%
5	80%
6	100%

Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of the Company's contributions, and Plan earnings. At December 31, 2001 and 2000, forfeited balances of terminated participants' nonvested accounts in the amounts of $44,355 and $27,270 respectively, were available to reduce future Company contributions. The benefit to which a participant is entitled equals the participant's vested accrued balance.

Investment Options

Participants may direct their employee contributions in any of the investment options selected by the Plan Administrator. Company contributions are made in Brightpoint, Inc. common stock.

1. Description of the Plan (continued)

Payment of Benefits

Benefits generally are distributed upon the participant's termination of employment with the Company, normal retirement, disability retirement, or death. Benefits are payable in a lump-sum distribution unless otherwise elected by the participant.

Plan Termination

The Company has not expressed any intent to terminate the Plan but has the option to do so at any time subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their accounts.

Administrative Expenses

Administrative expenses related to the Plan are paid by the Company.

2. Significant Accounting Policies

Investments

All investments at December 31, 2001 and 2000 are stated at fair value, which equals the quoted market price on the last business day of the plan year.

Contributions

Company contributions are recorded as additions to net assets available for benefits when the Company accrues such contributions as a liability. Participant contributions are recorded as additions to net assets available for benefits when withheld from the employees' earnings.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 1, 1997, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended and restated subsequent to the date of the determination letter, and the Plan Administrator has filed a request with the Internal Revenue Service for a new determination letter with respect to the restated plan. The Plan Administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan's investments were held in trust at December 31, 2001 by Millennium and InTrust at December 31, 2000. During 2001, the Plan's investments in the various funds (including investments bought, sold, and held during the year) depreciated in fair value as presented in the following table:

	Net Depreciation in Fair Value During the Year ended December 31, 2001
Year ended December 31, 2001:	
Fair value as determined by quoted market price:	
Mutual funds	$ (170,491)
Common stock	(178,172)
	$ (348,663)

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31	
	2001	2000
The American Funds mutual funds:		
The Growth Fund of America	**$781,124**	$ 746,584
Washington Mutual Investors	**596,834**	505,427
The New Economy Fund	**320,989**	341,911
SMALLCAP World Fund	**277,175**	296,649
EuroPacific Growth Fund	**266,596**	253,463
Common stock:		
Brightpoint, Inc. *	**596,829**	379,102

* Includes nonparticipant-directed investments.

4. Nonparticipant-Directed Investments

Information about the net assets and the changes in net assets related to nonparticipant-directed investments is as follows:

	2001	2000
Common stock*	$ 596,829	$ 379,102
Money market accounts	29,531	34,594
Total nonparticipant-directed investments	$ 626,360	$ 413,696

	Year ended December 31, 2001
Change in nonparticipant-directed investments:	
Employee contributions	$ 147,931
Employer contributions	176,539
Investment income	272
Net realized / unrealized depreciation in fair value of investments	(178,172)
Benefits paid to participants	(43,360)
Transfers from participant-directed investments	109,454
	$ 212,664

*The investment in common stock represents both participant directed and nonparticipant directed funds as transactions within the fund could not be reasonably segregated.

5. Subsequent Events

As of January 1, 2002, the Plan was amended. As a result the Company contributions consist of a matching contribution equal to 50% of the first 6% of eligible employee compensation that is deferred and is contributed to the Plan. In addition, Company contributions are made to Participants accounts and invested consistent with their employee directions in any of the investment options selected by the Plan Administrator. The Company will no longer match in Company stock and participants can no longer contribute or transfer assets to the Company's stock fund.

As of June 14, 2002, the market value of the Company's common stock declined to approximately $.34 per share from the December 31, 2001 value of $3.14 per share reported in the accompanying financial statements.

Brightpoint, Inc. 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 35-1778566
Plan Number: 001

(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Mutual funds:			
American High Income Trust	10,494.639 shares	**	$ 124,152
American Bond Fund of America	10,818.785 shares	**	138,372
American EuroPacific Growth Fund	9,921.706 shares	**	266,596
American Growth Fund of America	32,944.914 shares	**	781,124
American New Economy Fund	17,540.389 shares	**	320,989
American SMALLCAP World Fund	12,093.135 shares	**	277,175
American Washington Mutual Investors	21,126.864 shares	**	596,834
American Cash Management Trust of America	165,437.420 shares	**	165,437
Total mutual funds			2,670,679
Common stock:			
* Brightpoint, Inc.	190,073.000 shares	919,487	596,829
Money market accounts:			
First National Bank of Chicago	28,832.030 shares	28,832	28,832
Gradison U.S. Government Reserve	698.920 shares	699	699
			$ 3,297,039

* Indicates party-in-interest to the Plan.
** Cost information is no longer required for participant directed investments.

Brightpoint, Inc. 401(k) Plan
Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2001

EIN: 35-1778566
Plan Number: 001

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Assets	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)
Category (i)						
None						
Category (ii)						
None						
Category (iii)						
Brightpoint, Inc.	Brightpoint, Inc. common stock					
	Purchases	$ 454,795	$ –	$ 454,795	$ 454,795	$ –
	Sales	–	148,827	309,189	148,827	(160,363)
Category (iv)						
None						

Category:
(i) Single transactions in excess of 5% of plan assets
(ii) Series of transactions other than securities transactions
(iii) Series of transactions in excess of 5% of plan assets
(iv) Transactions with or in conjunction with a person if any single transaction with that person was in excess of 5%

Note: Sections (e) and (f) are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brightpoint, Inc. 401 (k) Plan

Date: June 27 2002

Name: Frank Terence
Title: Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer) of Brightpoint, Inc.
Plan Administrator

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-2242) pertaining to the Brightpoint, Inc. 401(k) Plan of our report dated June 22, 2002 with respect to the financial statements and schedules of the Brightpoint, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Indianapolis, Indiana
June 27, 2002

Ernst & Young LLP